Andrew Seaberg 215-988-3328 Andrew.Seaberg@dbr.com

April 11, 2017

VIA EDGAR

Jeff Foor

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Trust for Credit Unions (“Registrant”)
Response to Examiner Comments on
Preliminary Proxy Statement
(File Nos. 33-18781 and 811-5407)

Dear Mr. Foor:

The following responds to the comments we received from you on April 7, 2017, regarding the above-referenced Preliminary Proxy Statement (the “Preliminary Proxy Statement”). The Preliminary Proxy Statement was filed in advance of a special meeting of shareholders. Our responses (in bold) follow your comments.

1.    Comment: Consider additional description of the termination or non-renewal of the investment advisory agreement with Goldman Sachs Asset Management.

Response: The Registrant believes that the discussion of the reasons for requesting proposals from investment advisory firms and the discussion of the Board’s considerations under “Board Approval and Recommendation of the Proposal” addresses the reasons for the Board’s recommendation that shareholders approve an advisory agreement with ALM First Financial Advisors, LLC.

2.    Comment: Consider adding a description of ALM First’s experience in managing registered investment company assets.

Response: Registrant will add disclosure in response to the comment.

3.    Comment: Please provide additional detail on the information presented by ALM First with respect to performance that was reviewed in connection with the Board’s considerations.

Response: Registrant will provide additional disclosure with respect to the performance information provided by ALM First.

Mr. Jeff Foor

April 11, 2017

We thank you for your assistance. If you should have any questions regarding the Registrant’s responses to your comments, please do not hesitate to contact the undersigned at 215-988-3328.

Sincerely,

/s/ Andrew E. Seaberg

Andrew E. Seaberg

cc:	Mr. Jay Johnson
Michael P. Malloy, Esq.
Daniel P. Dawson, Esq.